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October 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street N.E.

Washington, D.C. 20549

Attn: Daniel Duchovny

Re:  Sequans Communications S.A. (the “Company”)

SC TO-T filed September 11, 2023

SC 13E-3 filed September 11, 2023

Filed by Renesas Electronics Europe GmbH and Renesas Electronics Corporation

File No. 005-86632

Ladies and Gentlemen:

On behalf of Renesas Electronics Europe GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”) and Renesas Electronics Corporation (“Renesas” or “Parent”, and, together with Purchaser, the “Filing Persons”), we submit this letter setting forth the responses of the Filing Persons to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 19, 2023 (the “Comment Letter”) with respect to the combined Tender Offer Statement and Rule 13E-3 Transaction Statement (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Commission by the Filing Persons on September 11, 2023. Concurrently with the filing of this letter, the Filing Persons have filed Amendment No. 1 to the Schedule TO-T (the “Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below such comment.

Schedule 13E-3

General

1.	We are in receipt of your request for confidential treatment in connection with Exhibits (d)(7), (d)(8), and (d)(9). Comments, if any, will be issued separately.

Response: The Filing Persons acknowledge receipt of the Staff’s comment.

2.

We note that Dr. Karam began discussions of his post-closing managing director arrangements prior to the approval of the memorandum of understanding by the Sequans board of directors or its execution. Please include Dr. Karam as a filing person in the Schedule 13E-3. Alternatively, please provide us with your detailed legal analysis as to why you do not believe Dr. Karam should be added as a filing person.

Division of Corporation Finance

Office of Mergers & Acquisitions

October 4, 2023

Response: The Filing Persons acknowledge the Staff’s comment. As directed by the Commission, the following response was provided by the Company. The Filing Persons respectfully advise the Staff that, after careful consideration of Rule 13e-3 and related Commission releases and staff interpretations, the Company does not believe that Dr. Karam is required to be a filing person on the Schedule 13E-3 by virtue of his engaging in discussions with representatives of Parent concerning his managing director arrangements prior to approval of the Memorandum of Understanding by the Company’s Board of Directors (the “Board”) or the execution thereof.

Rule 13e-3(d) requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 with the Commission and furnish the required disclosures to security holders. SEC’s Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation (“CDI”), Question 201.05 states that two separate but related issues may be raised with respect to the determination of “filing-person” status, namely (i) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (ii) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction. We address both issues below.

Affiliates of the Issuer

Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. In general, a director, executive officer, or majority stockholder of an issuer will have the requisite control relationship with the issuer such that it will be deemed to be an affiliate for Rule 13e-3 purposes. Specifically, the Staff consistently has taken the position that members of senior management of the issuer that is going private are affiliates of that issuer. Because Dr. Karam is the chairman of the board and chief executive officer of the Company, he would be considered a management affiliate of the Company.

“Engaged in” the Going Private Transaction

The issuer or its affiliate does not have to be a transaction party to be considered to be “engaging in” a going private transaction for Rule 13e-3 purposes. The Staff has indicated that, depending on the facts and circumstances of the transaction, management affiliates might be deemed to be engaged in the transaction and may incur a Schedule 13E-3 filing obligation separate from that of the issuer.

The Commission has stated that “affiliates of the seller often become affiliates of the purchaser through means other than equity ownership as part of the overall sales transaction and thereby are in control of the seller’s business both before and after the transaction”. See Exchange Act Release No. 16075 (August 2, 1979) (footnote omitted). Further, the Commission noted that “[it] would not view a person as an affiliate of the purchaser solely [emphasis added] because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser”. Exchange Act Release No. 16075, note 6 (August 2, 1979). Thus, the mere fact that an executive or management affiliate of the issuer will enter into a “reasonable and customary” employment agreement in connection with a transaction will not result in such executive also being treated as an affiliate of the acquirer.

However, if the acquirer offers a materially better incentive package, or requires or permits an executive to have an equity interest in the post-closing entity, then the executive may be deemed an affiliate of the acquirer and, accordingly, engaging in the going private transaction on the acquirer’s behalf. Further, CDI Question 201.01 states that where target’s management will remain intact following an acquisition transaction in which the target becomes a wholly owned subsidiary of the acquiror, such continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis. Factors to be considered in this analysis include:

•	increases in consideration to be received by management,
•	alterations in management’s executive agreements favorable to such management,
•	the equity participation of management in the acquiror, and
•	the representation of management on the board of the acquirer.

Further, in CDI Question 201.05, the Staff has taken the position that members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where the transaction will be effected through the merger of the issuer into the purchaser or that purchaser’s acquisition subsidiary, even though:

•	management’s involvement in the issuer’s negotiations with the purchaser is limited to the terms of each manager’s future employment with and/or equity participation in the surviving company;
•	and the issuer’s board of directors appointed a special committee of outside directors to negotiate all other terms of the transaction except management’s role in the surviving entity.

Division of Corporation Finance

Office of Mergers & Acquisitions

October 4, 2023

An important aspect of the Staff’s analysis is the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).

In light of the foregoing, several facts support the conclusion that Dr. Karam is not engaged in a Rule 13e-3 transaction.

•

Pursuant to his expected managing director arrangements that he negotiated with Parent and as reflected in a term sheet between Parent and Dr. Karam, Dr. Karam will relinquish his positions of Chairman of the Board and Chief Executive Officer of the Company. As “Corporate Vice President” of the Company and the successor surviving entities created to effect the Post-Offer Reorganization and conduct the Company’s business (together with the Company, the “Post-Offer Company”), Dr. Karam will have management responsibilities with respect to the Post-Offer Company, which as a division of Parent will be indirectly owned and therefore controlled by Parent. In this regard, Dr. Karam will report to and take direction from a senior executive of Parent, who in turn reports to the chief executive officer of Parent.

•

Pursuant to such managing director arrangements, Dr. Karam has agreed to forfeit restricted shares of the Company with a value of $1.0 million and the cancellation of all of his options to purchase ordinary shares of the Company (the “Company Share Options”). Dr. Karam also has agreed to tender all his vested Shares in the Offer (other than certain restricted shares). Therefore, when the Offer is consummated, Dr. Karam’s beneficial ownership of the Company’s equity securities will be reduced from approximately 3.2% as of execution of the Memorandum of Understanding to less than 1.5%.[1] And, these remaining equity securities, pursuant to a liquidity mechanism provided by the Memorandum of Understanding for all holders equity securities subject to vesting or lockups (which liquidity mechanism with respect to Dr. Karam’s equity securities will be entered into prior to consummation of the Offer), will be purchased for cash or cancelled by Parent from time to time following consummation of the Offer and prior to or at completion of the Post-Offer Reorganization, at which point Dr. Karam will own no equity securities of the Post Closing Company.

•

Pursuant to such managing director arrangements, Dr. Karam will not experience an overall increase in his compensation. Dr. Karam’s annual salary will not be increased from his current annual salary of €400,000. Although Dr. Karam would receive as incentive compensation stock units in Parent with an aggregate value of $2.3 million, as noted above Dr. Karam will forfeit restricted shares of the Company with a value of $1.0 million, his Company Share Options will be cancelled and the new units will be subject to performance and performance and time vesting requirements substantially different than those attached to his equity in the Company. Dr. Karam has also agreed to forfeit receipt of any severance he would be entitled to receive otherwise under his current managing director arrangement due to consummation of the Offer.

•

Although Dr. Karam would be appointed to the board of directors of the Post-Offer Company following consummation of the Offer, such board of directors will consist only of three members, two of whom will be Parent appointees and therefore in control of any vote taken by such board of directors. Dr. Karam may be removed from such board of directors at any time at the direction of Parent. Additionally, Dr. Karam’s equity ownership in Parent will be extremely small relative to Parent’s current market capitalization of approximately $26.0 billion. Lastly, Dr. Karam is not today, and following the consummation of the Offer will not be a director, officer or employee of Parent. As a result, Dr. Karam will have no meaningful influence over Parent or any of its divisions, including the Company’s business after the consummation of the Offer and subsequent to the Post-Offer Reorganization.

We believe that the foregoing facts establish that management of the “issuer-seller that will be going private”, i.e., the Company’s Dr. Karam, is not “essentially ‘on both sides’ of the transaction” and therefore the Company’s “senior management”, i.e., Dr. Karam, should not be “deemed Schedule 13E-3 filing persons in connection with the going private transaction”. See CDI Section 201.05 (quotations from final paragraph).

We believe that the fact that Dr. Karam engaged in discussions with Parent concerning his managing director arrangements prior to Board approval of the Memorandum of Understanding and its execution does not alter the foregoing conclusion. Consistent with Exchange Act Release No. 16075, note 6 (August 2, 1979), Dr. Karam should not be considered an affiliate of Parent or engaged in a going private transaction solely because he had discussions concerning a new managing director arrangement with Parent. Indeed, the timing of any such discussions is not mentioned in Rule 13e-3 or in any related Commission releases or staff interpretations as a factor in a Rule 13e-3 transaction analysis. Further, prior to Dr. Karam engaging in such discussions, the Offer Price to be paid to unaffiliated security holders, the transaction structure (i.e., a tender offer with a 90% minimum condition followed by a Post-Closing Reorganization intended to squeeze out any remaining minority security holders), nearly all key transaction terms and the timing of the transaction all had been agreed by the Company and Parent. Further, unlike a typical management led “going private” transaction, the acquisition of the entire Company was initiated and proposed by Parent and not solicited by the Company or Dr. Karam.

[1]

The Company expects that Parent will beneficially own more than 90% of the outstanding equity securities of the Company immediately following consummation of the Offer, which amount, for example, will enable Parent’s affiliate to squeeze-out the remaining minority Company security holders in the Merger Squeeze Out. As a result, Dr. Karam’s temporary continued equity ownership in the Company will afford him no ability to control or influence the Company.

Division of Corporation Finance

Office of Mergers & Acquisitions

October 4, 2023

Schedule TO — Offer to Purchase

Purpose and Reasons for the Offer, page 34

3.

We note your statements under the caption “Going Private Transaction” that the current transaction may be subject to Rule 13e-3 and that Parent may be deemed an affiliate of Sequans. Given your determination to file Schedule 13E-3, it is inappropriate to disclaim your obligation to comply with Rule 13e-3 or the affiliate relationship with Sequans. Please revise here and in section 7 of this offer document (page 54).

Response: In response to the Staff’s comment, the disclosures on pages 34 and 54 of the Offer to Purchase have been revised in the Amendment to disclose that the transaction is a going private transaction pursuant to Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

4.	We note the managing director agreement Parent entered into with Dr. Karam. Please provide us your legal analysis of such agreement under the provisions of Rule 14d-10(a)(2) and (d).

Response: In response to the Staff’s comment, the Filing Persons advise the Staff that as noted in the section of the Offer to Purchase entitled “Purpose of and Reasons for the Offer; Plans for Sequans—Post Transaction Executive Officer Arrangements” and “Special Factors—Background”, the Filing Persons expect to enter into a managing director agreement with Dr. Karam, but has not done so as of the date hereof. The Filing Persons will comply with all applicable rules in connection with entering into any such agreement, including the provisions of Rule 14d-10(a)(2) and (d).

Position of Parent and Purchaser Regarding Fairness of the Offer, page 36

5.	Please revise this section to describe how the Parent and Purchaser considered liquidation value in making their fairness determination.

Response: In response to the Staff’s comment, the disclosure on page 37 of the Offer to Purchase has been revised in the Amendment to clarify that the Filing Persons did not consider liquidation value in making their fairness determination.

Conditions of the Offer, page 41

6.	Please clarify, if true, that securities delivered pursuant to guaranteed delivery procedures will not be included in determining whether the Minimum Condition has been satisfied.

Response: In response to the Staff’s comment, the disclosure on the cover page and pages 12 and 41 of the Offer to Purchase have been revised in the Amendment to clarify that securities delivered pursuant to guaranteed delivery procedures will not be included in determining whether the Minimum Condition has been satisfied.

The Tender Offer — Terms of the Offer — Subsequent Offering Period, page 61

7.	Please revise the first sentence of the last paragraph in this section to clarify it. As drafted, it appears that the offer has been completed and that a notice of termination has been delivered.

Response: In response to the Staff’s comment, the disclosure on page 61 of the Offer to Purchase has been revised in the Amendment to clarify the offer has not been completed and that a notice of termination has not been delivered.

The Tender Offer — Terms of the Offer — Withdrawal Rights, page 61

8.	Please revise to disclose the availability of withdrawal rights under section 14(d)(5) of the Securities Exchange Act of 1934.

Response: In response to the Staff’s comment, the disclosure on page 68 of the Offer to Purchase has been revised in the Amendment to disclose the availability of withdrawal rights under section 14(d)(5) of the Exchange Act.

Division of Corporation Finance

Office of Mergers & Acquisitions

October 4, 2023

If you should have any questions regarding the above, please contact undersigned of Goodwin Procter LLP at (213) 426-2510.

Sincerely,

/s/ Jean A. Lee
Jean A. Lee

cc:	Jon A. Olsen, Goodwin Procter LLP

Folake Ayoola, Goodwin Procter LLP